Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information prepared as at April 16, 2007 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management’s discussion and analysis contained in the Company’s annual report for the year ended May 31, 2006. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX (LOR) and AMEX (LRP), focused on the discovery, research and development of well-tolerated therapies that manage cancer and promote an improved quality of life. We are currently operating several research and pre-clinical programs in-house and have two products in clinical development with a Phase II clinical trial program underway. We continue to focus on partnership activities for all of our drug candidates.

The lead drug in our antisense portfolio, GTI-2040 continues to advance in the clinic. There are currently six clinical trials with GTI-2040 sponsored by the US National Cancer Institute (NCI) in six different indications underway.. We announced during the first quarter that an additional trial, to be sponsored by the US NCI, using GTI-2040 for the treatment of myelodysplastic syndrome would be initiated during the third quarter. The Company received approval for patient recruitment under this program in early fourth quarter. We have continued the development of our small molecule program by advancing our lead molecule, LT-253 into toxicity studies. We anticipate that upon successful results of these toxicity studies that we will be in the position to initiate a Phase I clinical trial.

In addition, Lorus has other novel, proprietary drug candidates in its product development pipeline including siRNA, other low molecular weight compounds and tumor suppressor/gene therapy approach. We have recently announced our lead siRNA drug, siRNA-1284 has demonstrated potent antitumor activity in pre-clinical studies.

Results of Operations

Cash used in Operating Activities
Cash used in operating activities was $1.8 million for the three-month period ended February 28, 2007 compared to $4.0 million in the same period last year. For the nine-month period ended February 28, 2007 cash used in operating activities totaled $6.2 million compared with $11.1 million for the nine months ended February 28, 2006. The decrease in cash used in operating activities during the current three and nine month period ended is due to lower research and development and general and administrative expenditures in comparison with the same periods last year.

Research and Development
Research and development expenses for the three-month period ended February 28, 2007 decreased 70.7% to $672 thousand compared to $2.3 million for the same period last year. For the nine-month period ended February 28, 2007, research and development expenses decreased 64.8% to $3.1 million compared to $8.9 million for the same period last year. The decrease in research and development costs is primarily due to a reduction in toxicity study, clinical trial, compliance, manufacturing and regulatory costs associated with the Phase III Virulizin® development program which was ongoing during the nine-month period ended February 28, 2006, which was subsequently completed. In addition, due to headcount reductions implemented over the previous year, we have fewer employees engaged in research and development activities. The ongoing research and development costs relate to the GTI-2040 and GTI-2501 clinical development programs ongoing as well as our small molecule pre-clinical program.

General and Administrative
General and administrative expenses for the three-month period ended February 28, 2007 decreased to $833 thousand compared with $909 thousand in the same period last year. General and administrative expenses for the nine-month period ended February 28, 2007 decreased to $3.0 million compared with $3.6 million in the same period last year. The decrease in general and administrative costs is the result of continued staff reductions, and a continued focus on lowering costs in all areas of the business. The cost savings realized during the current nine month period is partially offset by charges incurred under the mutual separation agreement entered into with Dr. Jim Wright discussed under “Corporate Changes” below.

Stock-Based Compensation
Stock-based compensation expense decreased to $105 thousand for the three-month period ended February 28, 2007 compared with $400 thousand for the same period last year and was $368 thousand for the nine-month period ended February 28, 2007 compared with $1.1 million for the nine-month period ended February 28, 2006. The decrease in stock-based compensation expense is attributable to fewer options issued due to fewer employees and executive officers, a lower fair value assigned to the options issued resulting from a lower stock price, as well as the reversal of stock option expense previously recorded of $382 thousand for the nine months ended February 28, 2007 ($183 thousand for the same period last year) due to the forfeiture of unvested options upon non-achievement of certain objectives.

Interest and Accretion Expense
We recognized non-cash interest expense of $259 thousand for the three-month period ended February 28, 2007 compared with $224 thousand in the same period last year and $786 thousand for the nine-month period ended February 28, 2007 compared with $631 thousand in the same period last year representing interest at a rate of prime +1% on our $15.0 million convertible debentures (the ‘debentures’). The increase in interest expense over the prior periods is the result of increases in the prime rate of interest in comparison with the prior periods. The interest accrued on the debenture during the three and nine-month periods ended February 28, 2007 was paid in common shares of the Company, a non-cash expense.

Accretion in the carrying value of the convertible debenture amounted to $236 thousand for the three-month period ended February 28, 2007 compared with $202 thousand in the same period last year and $682 thousand for the nine-month period ended February 28, 2007 compared with $568 thousand for the six months ended February 28, 2006. The accretion charges arise as under Canadian GAAP, the Company has allocated the proceeds from each tranche of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million convertible debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance. The carrying value of the convertible debt is accreted to its maturity amount.

Depreciation and Amortization
Depreciation and amortization expense for the three-month and nine-month periods ended February 28, 2007 was $98 thousand and $298 thousand, respectively, compared to $130 thousand and $390 thousand for the same periods in the prior year. The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2006 and 2007.

Amortization of Deferred Financing Charges
Amortization of deferred financing charges for the three-month and nine-month periods ended February 28, 2007 were $27 thousand and $79 thousand, respectively, compared to $23 thousand and $62 thousand for the same periods in the prior year. During the quarter, the Company incurred approximately $530 thousand in deferred arrangement costs associated with negotiating a possible financing arrangement. These negotiations are ongoing but have not yet resulted in a definitive agreement. Management expects that it will complete these negotiations in the near term and will provide details once an agreement is reached or a statement that negotiations have terminated. These deferred costs and any additional costs would be netted against proceeds from the arrangement if completed or expensed if not completed.

Interest Income
Interest income for the three-month period ended February 28, 2007 was $137 thousand, compared with $85 thousand for the same period last year. The increase in the current year is attributable to a higher average cash and short-term investment balance during the period as well as higher interest rates. For the nine-month period ended February 28, 2007, interest income was $362 thousand compared to $295 thousand for the same period last year. The increase is attributable to higher interest rates and higher marketable security balance during the year primarily as a result of financing proceeds discussed below having been received in August 2006.

Net Loss
Net loss for the three-month period ended February 28, 2007 totaled $2.1 million ($0.01 per share) compared to a loss of $4.1 million ($0.02 per share) for the same period last year. For the nine-month period ended February 28, 2007, net loss totaled $7.9 million ($0.04 per share) compared to $14.9 million ($0.09 per share) for the comparable period last year. The decrease in net loss for the three months ended February 2, 2007 is primarily the result of reductions in research and development expenses of $1.6 million, general and administrative expenses of $76 thousand and stock based compensation expense of $295 thousand. The year to date decrease in net loss is due largely to a reduction of $5.7 million in research and development expenses, lower general and administrative expenses of $576 thousand and lower stock based compensation expense of $737 thousand.

Financing
On August 30, 2006, Lorus raised gross proceeds of $10.4 million by way of a subscription agreement for 28.8 million common shares at a price of $0.36 per common share. The 28.8 million common shares have been qualified for distribution in Canada under a short form prospectus filed on August 25, 2006 with the Ontario Securities Commission. In addition to the qualification prospectus filed in August, the investor received demand registration rights that will enable the investor to request Lorus to file a Canadian prospectus or a registration statement under the United States Securities Act (Registration Documents) to register the resale of all or part of the common shares held by the Investor, subject to certain restrictions. Lorus is required to file a maximum of five Registration Documents at the investor’s request. These demand registration rights will expire on June 30, 2012.

On August 31, 2006, Lorus raised gross proceeds of $1.8 million by way of a private placement for 5.0 million common shares at a price of $0.36 per common share.

We incurred expenses of $527 thousand related to these issuances, which have been recorded as a reduction to share capital.

During the quarter ended August 31, 2006, 46 thousand stock options were exercised for cash proceeds of $14 thousand (August 31, 2005 - nil). There were no stock options exercised during the three-month period ended February 28, 2007 or 2006.

Corporate Changes
Dr. Jim Wright resigned as the President and Chief Executive Officer effective September 21, 2006. The Company accrued a liability based on a mutual separation agreement executed during the three months ended May 31, 2006 of $500 thousand and charged general and administrative expense. Amounts payable under the mutual separation agreement were paid during the third quarter.

Quarterly Financial Information (unaudited)
(in thousands of dollars, except per share amounts)

(Amounts in 000’s except for per common share data)	Feb 28, 2007	Nov. 30, 2006	Aug. 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005	May 31, 2005
Revenue	$37	$23	$7	$14	$5	$6	$1	$-
Research and development	672	1,122	1,331	1,353	2,296	2,631	3,957	2,332
General and administrative	833	1,407	788	730	909	1,619	1,076	1,506
Net loss	(2,062)	(3,117)	(2,770)	(2,920)	(4,095)	(5,102)	(5,742)	(4,598)
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.03)	$(0.03)	$(0.03)

Cash used in operating activities	(1,805)	(2,585)	$(1,814)	$(1,940)	$(3,956)	$(2,360)	$(4,809)	$(3,789)

Liquidity and Capital Resources
Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the development of our small molecule program from internal resources until their anticipated completion. The ongoing costs of the GTI-2040 Phase II clinical program will continue to be borne by the US NCI with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs. We currently have a sufficient supply of GTI-2040 on hand to complete the clinical trials underway.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of payments from strategic partners. In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of our products or to repay the convertible debentures on maturity. If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Our current level of cash and short-term investments are sufficient to execute our current planned expenditures for the next twelve months.

Cash Position
At February 28, 2007 Lorus had cash and cash equivalents and short-term investments totaling $8.5 million compared to $8.3 million at May 31, 2006. Working capital was $7.1 million at February 28, 2007 compared to $5.8 million at May 31, 2006. In addition to its cash and short-term investments, the Company has available $4.8 million in long-term Marketable Securities, compared to none at May 31, 2006. In addition to the above, the Company expects to realize approximately $8.0 million in the fourth quarter as a result of the corporate reorganization outlined above

Contractual Obligations and Off-Balance Sheet Financing
At February 28, 2007, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	139	56	—	—	195
Convertible Debenture[1]	—	—	15,000	—	15,000
Total	139	56	15,000	—	15,195

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00. In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.

Outlook
Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives. Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

Risks and Uncertainties
Please refer to the MD&A included in our 2006 Annual Report for a complete discussion of risks and uncertainties.

Some of the most immediate risks and uncertainties facing us in the next fiscal year include:
▪	We have a history of operating losses. We expect to incur additional losses and we may never achieve or maintain profitability.
▪
We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market. We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

▪	Risk that that arrangement agreement entered into subsequent to the quarter-end does not get shareholder approval or close as anticipated.
▪	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
▪	We may never develop any commercial drugs or other products that generate revenues.
▪
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

▪
We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

▪	Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures upon maturity or in the event of default.
▪	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
▪	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2006 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended May 31, 2006.

Recent Accounting Pronouncements

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments—Recognition and Measurement
CICA Handbook Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges
CICA Handbook Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

These three sections are effective for the fiscal years beginning on or after October 1, 2006. An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

Disclosure Controls
Lorus announced during the second quarter that Dr. Jim Wright would be resigning as the Company’s President and CEO effective September 21, 2006. Lorus also announced that Dr. Aiping Young, the Company's COO, would be appointed President and CEO effective the same day as Dr. Jim Wright’s resignation. As Lorus was not without a President and CEO for any period of time, and given Dr. Aiping Young's knowledge of the Company and its internal and disclosure controls, we do not believe that our current internal and disclosure control structure has been compromised from this change in management.

Updated Share Information
As at April 13, 2007, the number of issued and outstanding common shares of the Company was 211,610,130. In addition, there were 3,000,000 warrants to purchase 3,000,000 common shares of the Company and 13,557,000 stock options outstanding can be exercised into an equal number of common shares. The convertible debentures are convertible into 15,000,000 common shares of the Company at the option of the holder.

Forward Looking Statements
This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the capital required for research and operations
•	the regulatory approval process;
•	the progress of our clinical trials;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.